Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Four Springs Capital Trust
Lake Como, New Jersey

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of (i) our report dated August 24, 2021, relating to the consolidated financial statements and schedule of Four Springs Capital Trust as of and for the years ended December 31, 2020 and 2019 and (ii) our report dated August 24, 2021, relating to the statement of revenues and certain operating expenses of the Amazon Property, Austin, Texas, for the year ended December 31, 2020, both of which are contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, New York

January 10, 2022